

ELYS GAME TECHNOLOGY

ELYS GAME
TECHNOLOGY

JUNE 2023

INVESTOR PRESENTATION



ELYS GAME
TECHNOLOGY

ELYS | Nasdaq Listed

DISCLAIMER TO RECIPIENT

This presentation contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words “could,“ ”believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions that are intended to identify forward-looking statements. All forward-looking statements speak only as of the date of this presentation. **You should not place undue reliance on these forward-looking statements.**

Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. Forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical experience and present expectations or projections and the trading price for our common stock may fluctuate significantly. Forward-looking statements also are affected by the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events orotherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

COMPANY PROFILE



ELYS GAME
TECHNOLOGY

ELYS Game Technology Corp (NASDAQ: ELYS) is a B2B global gaming technology with B2C online and land-based gaming operations

The Company has two operating segments from which it derives revenue. These segments are:

- The operating of web-based as well as land-based leisure betting establishments situated throughout Italy and USA.

- Provider of certified betting Platform software services to leisure betting establishments in the U.S. and 9 other countries

2022 Financials

$770mm
Total Turnover

$53mm
Gross Gaming Revenue

$43mm
Total Revenue

94%
Total Revenue from Net Gaming Revenues

6%
Total Revenue from Platform and Services



FOCAL POINT

1 **Industry Tailwinds:**

End-to-End Sportsbook business model in rapidly growing industry with clear line of sight to near-term expansion in consolidating market.

2 **Potential Synergies:**

Ability to synchronize with multiple potential industry partners to bolster B2C opportunities at small business and resort level operators as well as digital giants.

3 **Valuable Tech Stack:**

High quality, cash generating sports betting supplier with in-house technology and trading services at a valuation below replacement cost.

4 **Complimentary Offerings:**

Opportunity to expand into new gaming-adjacent products with small-scale retail and digital sports bettingservices within a strong and growing regulated jurisdiction.



RECENT
DEVELOPMENTS

- Acquisition of Engage IT Services, Srl.

- Acquisition and launch of 100 Land-based rights in Italy

- Development of Virtual Sports Product for Lottomatica in Italy

- U.S. Infrastructure installation update

- Launch of U.S. mobile platform

- Rapid expansion of land-based clients in U.S.

- Licensing update for US States and Canadian Provinces.

KEY SUBSIDIARIES



ELYS GAME
TECHNOLOGY



B2B subsidiary which owns and operates a betting software designed with a unique distributed model" architecture colloquially named "Elys Gameboard."



B2C subsidiary offering gaming services in Italy through which operates through both land-based or online retail gaming license.



Provides gaming services in the U.S. market via Elys Gameboard Technologies, LLC and Bookmakers Company US, LLC ("US Bookmaking") in licensed states.

CORPORATE EXPANSION



ELYS GAME
TECHNOLOGY

Growth Strategy

Has recently announced its intention to focus on the U.S. market with two existing subsidiaries:

- **USBookmaking – Acquired in 2021, a sportsbook infrastructure for the U.S. market with an operational footprint in New Mexico, Colorado, Michigan and North Dakota, New Jersey and Washington D.C.**

- **Elys Gameboard Technologies, LLC. – fully integrated "omnichannel" framework that combines centralized technology for updating, servicing and operations.**

U.S. "Go to Market Strategy"

- **Capture larger piece of value chain with effective B2B2C revenue model.**

- **Optimized technology developed to fit the U.S. sports betting legislation on a state-by-state basis.**



ELYS GGR 2018 – 2022

CORPORATE EXPANSION



ELYS GAME
TECHNOLOGY

U.S. "Three-Pronged Approach"

Small Business Sportsbook solution

- Low Capex, white label, turnkey solution for restaurant and other small business owners across the nation.

- Successful proof of concept launch at Grand Central Restaurant in Washington D.C. has led to rapid expansion to seven additional contract locations in less than 24 months with ample growth in sight.

Rapid Expansion into Casinos

- Existing clients at Ocean Casino Resort, Atlantic City, NJ and five tribal casinos.

Mobile Build-Out

- 2022 Lottomatica worldwide license agreement with bespoke Elys built sports betting platform.

- The Elys B2C mobile launch throughout North America Expected 2H 2023.



ELYS Turnover 2018 – 2022

MAIN DISTRIBUTION CHANNELS



ELYS GAME
TECHNOLOGY

Online gaming websites

- Mobile solutions where players can play online poker, online casinos games, sports betting wagers, play i-lottery games etc.

Web-shop account reload centers ("PVR") or Internet Café

- Physical locations that are operated by third-party independent businesses that promote Newgioco online gaming websites

Betting Shop or Convenience Corner

- Principal business situated at the location that is operated by third-party independent businesses and is an activity that is primarily different from gaming such as a coffee shop or convenience store) with a terminal connected to the ADM network

- The primary purpose of such facility is not gaming, but rather, there is only a small 'corner'

- A maximum of 30% of floor space of a corner location can be dedicated to gaming where gaming transactions are collected and processed by a counter clerk.



ELYS GAME
TECHNOLOGY

ITALIAN GAMING
MARKET

The Italian online gaming market is one of the largest in Europe, with a total revenue of €315.8m in December 2023, a 1.2% increase YoY

- Italy was the first EU member state to legalize, license and regulate online gambling in a comprehensive way in 2006.

The most popular types of online games by December 2022 GGR:
- Casino & Slots: €206.1m (65.26%)
- Poker Tournaments: €10.2m (3.23%)
- Poker Cash: €6.7m (2.11%)
- Bingo: €6.3m (2.00%)
- Online Sports Betting: €86.5m (27.4%)

The Italian government heavily regulates the online gaming market, with strict laws in place.

- The existing gambling licenses have been granted until December 31st, 2024, by the last Italian Budget Law 2023.

- A reorganization of the gambling licensing system is expected to be issued in 2023



ELYS GAME
TECHNOLOGY

ITALIAN MARKET EXPANSION

82k
Online User Accounts

2.5k
Web Shops

109
Corner Shops

2
Land Based Shops

US MARKET EXPANSION
OPPORTUNITIES



ELYS GAME
TECHNOLOGY

Collaboration Leads to Innovation

- Elys' collaboration with the District of Columbia Office of Lottery and Gaming and Department of Small and Local Business Development led to all new licensing model for small business sportsbook engagements commencing in 2023.

- Model could be replicated across United States and Canada to simplify process of installing Elys sportsbook in restaurants, bars, and other small business establishments.

- Ely's modern platform provides versatility to work seamlessly across both web-based and mobile applications. The layered and modular backend architecture provides increased flexibility versus peers.

- Elys US mobile platform is market ready and currently integrated with third-party services such as: geolocation, KYC, player tracking, affiliate integrations, data warehousing and reporting, marketing tools, third party games and payment processing.

- Technology platform and related managed services enabling online operations for real money online casino, poker, sports betting and social casino servicing the U.S. regulated market.

US MARKET EXPANSION
OPPORTUNITIES



ELYS GAME
TECHNOLOGY

Expansion Procurements

- Scalable structure allows Elys to benefit from growth in the online gaming and sports betting market through both revenue share agreements and bet spreads.

- Proposed launch of Elys US B2C channel in Ohio retail market in Q3'23

- Up to 3,000 potential location distribution points

- Potential to become full-service market leader

Elys US Mobile Launch

- Capitalizing on destabilization and lack of competent competition

- Customer demand for better product options

- Investor demand for lean management





ELYS GAME
TECHNOLOGY

US MARKET EXPANSION GOALS

750k
Projected Online User Accounts

11
Retail Locations

6
Casino Customers

100
Projected Ohio Lottery Hosts



ELYS GAME
TECHNOLOGY

EXECUTIVE TEAM



MICHELE
CIAVARELLA

Executive Chairman



CARLO
REALI

*Interim Chief
Financial Officer*



ADDRESS:

ELYS GAME TECHNOLOGY CORP.
107 E. Warm Springs Road
Las Vegas, Nevada 89119

EMAIL:

i.relations@elysgame.com